UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

Interim Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

March 31, 2025 and December 31, 2024

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements

At March 31, 2025 (non-audited) and December 31, 2024

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Interim Consolidated Statements of Financial Position at March 31, 2025 (non-audited) and December 31, 2024	1

II.	Interim Consolidated Statements of Income by Function (non-audited)	3

III.	Interim Consolidated Statements of Comprehensive (Loss) Income (non-audited)	4

IV.	Interim Consolidated Statements of Changes in Equity (non-audited)	5

V.	Interim Consolidated Statements of Direct Cash Flows (non-audited)	6

VI.	Notes to the Interim Consolidated Financial Statements	7

Interim Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

March 31, 2025 (non-audited) and December 31, 2024

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of March 31, 2025 and December 31, 2024

ASSETS	NOTE	03.31.2025	12.31.2024
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	208,478,139	248,899,004
Other financial assets	5	858,131	76,586,583
Other non-financial assets	6	29,942,194	27,260,507
Trade and other accounts receivable, net	7	272,194,551	332,831,088
Accounts receivable from related companies	12.1	10,093,309	9,901,543
Inventory	8	308,803,672	299,970,909
Current tax assets	9	21,163,034	17,746,106
Total Current Assets		851,533,030	1,013,195,740

Non-Current Assets:
Other financial assets	5	161,703,964	169,420,303
Other non-financial assets	6	81,295,519	79,746,695
Trade and other receivables	7	309,350	335,723
Accounts receivable from related parties	12.1	275,006	292,931
Investments accounted for under the equity method	14	88,045,213	85,192,710
Intangible assets other than goodwill	15	686,621,686	693,383,630
Goodwill	16	145,144,730	144,681,420
Property, plant and equipment	11	1,096,783,473	1,097,773,572
Deferred tax assets	10.2	7,132,978	7,081,549
Total Non-Current Assets		2,267,311,919	2,277,908,533

Total Assets		3,118,844,949	3,291,104,273

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of March 31, 2025 and December 31, 2024

LIABILITIES AND EQUITY	NOTE	03.31.2025	12.31.2024
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	96,695,818	110,330,460
Trade and other accounts payable	18	384,758,770	457,074,643
Accounts payable to related parties	12.2	101,686,508	94,376,420
Other provisions	19	1,295,352	1,522,426
Tax liabilities	9	37,927,386	28,369,276
Employee benefits current provisions	13	38,919,830	72,367,187
Other non-financial liabilities	20	1,944,749	142,103,582
Total Current Liabilities		663,228,413	906,143,994

Other financial liabilities	17	1,073,706,949	1,066,543,247
Trade accounts and other accounts payable	18	2,382,729	2,534,836
Accounts payable to related companies	12.2	255,489	380,465
Other provisions	19	52,050,830	53,723,373
Deferred tax liabilities	10.2	230,985,170	224,967,885
Employee benefits non-current provisions	13	20,361,845	20,160,468
Other non-financial liabilities	20	2,912,325	2,252,985
Total Non-current liabilities		1,382,655,337	1,370,563,259

EQUITY
Issued capital	21	270,737,574	270,737,574
Retained earnings	21	991,806,716	891,746,153
Other reserves	21	(227,600,515)	(186,074,535)
Equity attributable to owners of the parent		1,034,943,775	976,409,192
Non-controlling interests		38,017,424	37,987,828
Total Equity		1,072,961,199	1,014,397,020
Total Liabilities and Equity		3,118,844,949	3,291,104,273

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the periods ended March 31, 2025 and 2024

		01.01.2025	01.01.2024
	NOTE	03.31.2025	03.31.2024
		ThCh$	ThCh$
Net sales		888,178,887	804,637,260
Cost of sales	8 - 25	(530,177,717)	(477,740,664)
Gross Profit		358,001,170	326,896,596
Other income	26	290,056	357,085
Distribution expenses	25	(82,282,341)	(68,188,266)
Administrative expenses	25	(142,905,500)	(134,113,135)
Other expenses, by function	27	(2,948,711)	(9,341,869)
Other (loss) gains		39	-
Financial income	28	3,723,282	3,958,790
Financial expenses	28	(17,448,908)	(15,561,409)
Share of profit (loss) of investments in associates accounted for using the equity method	14.3	1,379,877	1,175,694
Foreign exchange differences	29	(898,293)	(307,481)
Income by indexation units		(1,229,811)	6,713,788
Net income before income taxes		115,680,860	111,589,793
Income tax expense	10.1	(35,999,829)	(40,263,886)
Net income		79,681,031	71,325,907

Net income attributable to
Owners of the controller		79,219,050	70,813,802
Non-controlling interests		461,981	512,105
Net income		79,681,031	71,325,907

Earnings per Share, basic and diluted in ongoing operations
Earnings per Series A Share	21.5	79.71	71.25
Earnings per Series B Share	21.5	87.68	78.37

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended March 31, 2025 and 2024

	01.01.2025	01.01.2024
	03.31.2025	03.31.2024
	ThCh$	ThCh$
Other Comprehensive Income:
Net Income	79,681,031	71,325,907
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(433,986)	414,735
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(43,777,987)	100,537,015
Gain (losses) from cash flow hedges	(10,874,727)	2,278,650
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax related to defined benefit plans	117,176	(111,978)

Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax related to exchange rate translation differences	10,068,770	(26,255,469)
Income tax related to cash flow hedges	3,371,274	(650,742)
Other comprehensive income, total	(41,529,480)	76,212,211
Total comprehensive income	38,151,551	147,538,118
Total comprehensive income attributable to:
Equity holders of the controller	37,693,070	146,366,710
Non-controlling interests	458,481	1,171,408
Total Comprehensive Income	38,151,551	147,538,118

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the periods ended March 31, 2025 and 2024

		Other reserves
	Issued Capital	Reserves for Exchange Rate Differences	Cashflow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2025	270,737,574	(599,259,259)	(11,879,833)	(8,087,069)	433,151,626	(186,074,535)	891,746,153	976,409,192	37,987,828	1,014,397,020
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	79,219,050	79,219,050	461,981	79.681.031
Other comprehensive income	-	(33,706,432)	(7,503,427)	(316,121)	-	(41,525,980)	-	(41,525,980)	(3,500)	(41.529.480)
Comprehensive income	-	(33,706,432)	(7,503,427)	(316,121)	-	(41,525,980)	79,219,050	37,693,070	458,481	38.151.551
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from other changes *	-	-	-	-	-	-	20,841,513	20,841,513	(428,885)	20,412,628
Total changes in equity	-	(33,706,432)	(7,503,427)	(316,121)	-	(41,525,980)	100,060,563	58,534,583	29,596	58,564,179
Ending balance 03.31.2025	270,737,574	(632,965,691)	(19,383,260)	(8,403,190)	433,151,626	(227,600,515)	991,806,716	1,034,943,775	38,017,424	1,072,961,199

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cashflow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total Other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2024	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	70,813,802	70,813,802	512,105	71.325.907
Other comprehensive income	-	73,623,840	1,626,074	302,994	-	75,552,908		75,552,908	659,303	76.212.211
Comprehensive income	-	73,623,840	1,626,074	302,994	-	75,552,908	70,813,802	146,366,710	1,171,408	147.538.118
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from other changes *	-	-	-	-	-	-	87,247,554	87,247,554	15,607	87,263,161
Total changes in equity	-	73,623,840	1,626,074	302,994		75,552,908	158,061,356	233,614,264	1,187,015	234,801,279
Ending balance as of 03.31.2024	270,737,574	(483,209,059)	(22,438,312)	(5,710,189)	433,151,626	(78,205,934)	927,373,151	1,119,904,791	35,881,902	1,155,786,693

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

For the periods ended March 31, 2025 and 2024

		01.01.2025	01.01.2024
Cash flows provided by (used in) Operating Activities	NOTE	03.31.2025	03.31.2024
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		1,231,838,426	1,233,810,371
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(901,556,497)	(886,485,907)
Payments to and on behalf of employees		(107,764,382)	(99,858,339)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(81,485,488)	(140,256,510)
Dividends received		-	1,088,397
Interest payments		(20,034,689)	(17,987,881)
Interest received		2,326,169	5,048,451
Income tax payments		(17,943,303)	(21,132,354)
Other cash movements (tax on bank debits Argentina and others)		(3,670,869)	(1,288,527)
Net cash flows from operating activities		101,709,367	72,937,701
Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		91,837	73,983
Purchase of Property, plant and equipment		(64,377,168)	(62,696,370)
Collection on forward, term, option and financial exchange agreements		-	-
Proceeds from the sale (purchase) of current financial assets.		72,785,812	-
Other cash inflows (outflows)		466,596	101,360
Net cash flows used in Investing Activities		8,967,077	(62,521,027)
Cash Flows generated from (used in) Financing Activities
Proceeds from changes in ownership interests in subsidiaries		-	-
Proceeds (payments) from short term loans		24,994,654	7,409,150
Loan payments		(26,956,559)	(41,095)
Lease liability payments		(2,154,943)	(2,219,590)
Dividend payments by the reporting entity		(140,139,722)	(31,826,349)
Proceeds from the issuance of bonds		-	-
Payment of bond principal		(4,614,620)	(904,912)
Proceeds (payments) from bond-related derivative instruments		-	-
Net cash flows (used in) generated by Financing Activities		(148,871,190)	(27,582,796)
Net increase in cash and cash equivalents before exchange differences		(38,194,746)	(17,166,122)
Effects of exchange differences on cash and cash equivalents		(1,174,826)	26,742,106
Effects of inflation in cash and cash equivalents in Argentina		(1,051,293)	(11,736,560)
Net increase (decrease) in cash and cash equivalents		(40,420,865)	(2,160,576)
Cash and cash equivalents – beginning of period	4	248,899,004	303,683,683
Cash and cash equivalents - end of period	4	208,478,139	301,523,107

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter "CMF"), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has TCCC’s franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile, it expired in January 2025, and is currently under the process of renewal; and for the territory in Paraguay, it expires on March 1, 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on April 29, 2025.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1	Accounting principles and basis of preparation

The Company's Interim Consolidated Financial Statements for the period ended March 31, 2025 and fiscal year ended December 31, 2024 have been prepared in accordance with International Accounting Standard No. 34 (IAS34) as incorporated into the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Interim Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Interim Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of March 31, 2025 and December 31, 2024 and the results of operations for the periods from January 1 to March 31, 2025 and 2024, with the statements of changes in equity and cash flows for the same periods.

These Interim Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2	Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		03.31.2025			12.31.2024
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.94	0.06	100.0
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	64.42	35.58	100.0
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	100.0	-	100.0	100.0	-	100.0
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	0.01	100.0
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.85	0.15	100.0	99.85	0.15	100.0
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	100.0	100.0	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.10	100.0	99.9	0.10	100.0
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.01	100.0
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.9	0.01	100.0
76.389.720-6	Vital Aguas S.A.	66.5	-	66.5	66.5	-	66.5
93.899.000-k	VJ S.A.	15.0	50.00	65.0	15.0	50.00	65.0

2.3	Investments in associates

Ownership interest held by the Group in associates is recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but do not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4	Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5	Functional currency and presentation currency

2.5.1	Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial position of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at the date of presentation of these financial statements , in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to March 2025 and from January to December 2024 amounted to 10.91% and 118.10%, respectively.

2.5.2	Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statements are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
•	The income statement is translated at the closing exchange rate at the financial statements date.
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

In accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates," we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Central Bank of Argentina (BCRA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

In the course of Argentine market transactions, there are a number of other types of U.S. dollar rates that may differ from the BCRA-calculated official rate. In the event that financial information is translated into the presentation currency using a non-official exchange rate, the consolidated figures of our Operation in Argentina may be affected.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	(*) ARS	PYG
03.31.2025	953.97	165.98	0.89	0.119
12.31.2024	996.46	160.92	0.97	0.127
03.31.2024	981.17	196.49	1.14	0.132

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PYG
03.31.2025	962.61	164.67	0.121
03.31.2024	948.08	191.39	0.129

(*) For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
IT equipment	3-5
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU). Cash-generating unit's recoverable amount has been determined on the basis of its value in use.

Regardless of what was stated in the previous paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been assigned, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which distribution rights have been acquired for products owned by The Coca-Cola Company, as well as other intangible assets of indefinite useful life.These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile; (North Zone Antofagasta, Atacama and Coquimbo, Metropolitan Area
-	Central Zone San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);
-	Operation in Argentina; (San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires);
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, and investment in the Sorocaba. associate);
-	Operation in Paraguay

Other intangible assets with indefinite useful lives consist of:

- AdeS Chile and Comercializadora Novaverde (Guallarauco);

- AdeS Argentina;

- AdeS Brazil and investment in the associate Leão Alimentos e Bebidas Ltda.;

- AdeS Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2024 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

2024 Discount rates
Argentina	21.2%
Chile	9.3%
Brazil	10.4%
Paraguay	11.0%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective approved budgets for each CGU. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and categories that have lower margins such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates per operation, which follow a real growth according to long-term population growth expectations. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 25 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2025-2029

After modeling and valuing the different CGUs as a result of the tests performed as of December 31, 2024, no impairment was identified in any of the CGUs listed above, assuming conservative projections aligned with the history of the current markets. Thus, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

It should be noted that, although no impairment indicators were identified for the CGUs described above, during the annual review of intangible assets with indefinite useful lives, it was determined that for the Guallarauco brand, specifically the investment in Novaverde, the recoverable value was CLP 2,921 million less than the carrying amount recorded in the Financial Statements, which was reduced from its carrying amount as of December 2024. On the other hand, AdeS Chile recognized an impairment of the investment equivalent to CLP 881 million as of December 2024.

As part of our continuous monitoring of cash flows from the various cash-generating units, no indicators of impairment were identified at the end of the reporting period that would require a formal impairment assessment or indicate a material change since 31 December 2024.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and
-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses).”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. At the date of these financial statements, the Company had no embedded derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or
-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quote values (unadjusted) in active markets for identical assets or liabilities
Level 2:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable
Level 3:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, are not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.17	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as a lessor, nor does it have variable payments as a lessee.

2.18	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that will be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.19	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the goods provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.20	Contributions from The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC is recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.21	Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the year, which must be ratified unanimously by the General Shareholders' Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company's consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of the General Shareholders’ Meeting.

2.22	Critical accounting estimates and judgments

In preparing the Consolidated Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.22.1	Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The significant judgments and assumptions used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning and past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.22.2	Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.22.3	Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.22.4	Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written off to its estimated recoverable value.

2.22.5	Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.22.6.	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At year-end there were no modifications to the agreements.

Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23	New Standards, Interpretations and Amendments to IFRS

2.23.1	Mandatory standards, interpretations and amendments for the first time for financial years beginning on January 1, 2025.

Amendments to IAS 21 - Non-convertibility. Issued in August 2023, this amendment affects an entity that has a transaction or operation in a foreign currency that is not convertible into another currency for a specific purpose at the measurement date. A currency is convertible into another currency when it is possible to obtain the other currency (with a normal administrative delay), and the transaction is carried out through a market or convertibility mechanism that creates enforceable rights and obligations. This amendment establishes the guidelines to be followed to determine the exchange rate to be used in situations of absence of convertibility as mentioned above.

The adoption of the standards, amendments and interpretations described above do not have a significant impact on the consolidated financial statements of the Company.

2.23.2	Standards, interpretations and amendments issued, the application of which is not yet mandatory, for which early adoption has not been made.

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Published in May 2024, this amendment intends to:

•	Clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•	Clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion;
•	Add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and
•	Make updates to disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Annual Improvements to IFRS - Volume 11. The following improvements were published in July 2024:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 indicated in paragraphs B5-B6 regarding the retrospective application exception in hedge accounting were improved.
•	IFRS 7 Financial Instruments: Disclosures. Regarding the disclosures on results from the derecognition of financial assets where there is continuous involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs that impacted the fair value, and therefore, part of the result of the derecognition.
•	IFRS 9 Financial Instruments. A reference on the initial measurement of accounts receivable was amended by eliminating the concept of transaction price.
•	IFRS 10 Consolidated Financial Statements. Some improvements are incorporated in the description of the control assessment when there are “de facto agents.”
•	IAS 7 Statement of Cash Flows. A reference in paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”.

Amendment to IFRS 9 and IFRS 7: Contracts Referencing Electricity That Depends on Nature (Published in December 2024). This amendment includes:

•	Clarifying the application of the “own use” requirements;
•	Allowing hedge accounting if these contracts are used as hedging instruments; and
•	Disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows.

IFRS 18 Presentation and disclosure in financial statements. Issued in April of 2024.This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the income statement. The key new concepts introduced in IFRS 18 relate to (Mandatory as from January 1, 2027):

•	The structure of the income statement;
•	Disclosures required in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (i.e., performance measures defined by management); and
•	Enhanced principles on aggregation and disaggregation that apply to the principal financial statements and notes overall.

IFRS 19 Non-Public Interest Subsidiaries: Disclosures. Issued in April 2024. This new standard establishes that an eligible subsidiary applies the requirements of other IFRS Accounting Standards, except for the disclosure requirements, and instead may apply the reduced disclosure requirements of IFRS 19. The reduced disclosure requirements of IFRS 19 balance the information needs of users of the financial statements of eligible subsidiaries with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries

A subsidiary is eligible if it:

•	Has no public liability; and
•	Has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Company management estimates that the adoption of the standards, interpretations and amendments described above will not have a material impact on the Company's interim consolidated financial statements in the period of initial application.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses the performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company's operations by segment according to IFRS is as follows:

For the period ended March 31, 2025	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	341,739,852	236,094,644	235,259,777	77,384,924	(2,300,310)	888,178,887
Cost of sales	(224,324,851)	(123,277,604)	(141,956,903)	(43,001,169)	2,382,810	(530,177,717)
Distribution expenses	(27,460,084)	(32,254,331)	(18,439,120)	(4,128,806)	-	(82,282,341)
Administrative expenses	(54,660,762)	(44,278,961)	(34,164,550)	(9,801,227)	-	(142,905,500)
Financial income	1,530,129	631,274	1,135,307	426,572	-	3,723,282
Financial costs	(9,515,008)	(1,288,310)	(6,645,590)	-	-	(17,448,908)
Share of entity in income of associates accounted for using the equity method, total	593,451	-	786,426	-	-	1,379,877
Income tax expense	(7,527,298)	(13,478,929)	(12,859,170)	(2,134,432)	-	(35,999,829)
Oher income (expenses)	(5,574,381)	312,256	439,711	35,694	-	(4,786,720)
Net income of the segment reported	14,801,048	22,460,039	23,555,888	18,781,556	82,500	79,681,031

Depreciation and amortization	14,239,030	12,305,586	9,174,895	3,598,876	(82,500)	39,235,887

Current assets	405,367,473	143,709,664	207,319,461	95,136,432	-	851,533,030
Non-current assets	879,157,606	379,905,492	734,544,653	273,704,168	-	2,267,311,919
Segment assets, total	1,284,525,079	523,615,156	941,864,114	368,840,600	-	3,118,844,949

Carrying amount in associates accounted for using the equity method, total	47,264,009	-	40,781,204	-	-	88,045,213

Purchase of fixed assets	(26,198,482)	(9,193,486)	(18,434,140)	(10,551,060)	-	(64,377,168)

Current liabilities	291,029,060	131,944,262	196,511,381	43,743,710	-	663,228,413
Non-current liabilities	936,651,130	48,331,417	379,257,170	18,415,620	-	1,382,655,337
Segment liabilities, total	1,227,680,190	180,275,679	575,768,551	62,159,330	-	2,045,883,750

Cash flows (used in) provided by in Operating Activities	50,712,541	25,413,088	1,593,530	23,990,208	-	101,709,367
Cash flows (used in) provided by Investing Activities	47,145,763	(9,193,486)	(18,434,140)	(10,551,060)	-	8,967,077
Cash flows (used in) provided by Financing Activities	(125,915,167)	(22,102,072)	(853,951)	-	-	(148,871,190)

For the period ended March 31, 2024	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	323,240,097	176,566,381	232,910,451	74,262,567	(2,342,236)	804,637,260
Cost of sales	(214,165,488)	(87,452,682)	(137,787,625)	(40,759,605)	2,424,736	(477,740,664)
Distribution expenses	(26,293,963)	(20,733,449)	(17,051,376)	(4,109,478)	-	(68,188,266)
Administrative expenses	(50,797,852)	(35,733,223)	(37,323,090)	(10,258,970)	-	(134,113,135)
Financial income	2,886,067	(2,419,797)	3,046,394	446,126	-	3,958,790
Financial costs	(7,870,278)	(1,161,365)	(6,529,766)	-	-	(15,561,409)
Share of entity in income of associates accounted for using the equity method, total	10,386	-	1,165,308	-	-	1,175,694
Income tax expense	(10,103,479)	(17,027,861)	(10,948,983)	(2,183,563)	-	(40,263,886)
Oher income (expenses)	(2,977,626)	7,191,140	(6,614,912)	(177,079)	-	(2,578,477)
Net income of the segment reported	13,927,864	19,229,144	20,866,401	17,219,998	82,500	71,325,907

Depreciation and amortization	12,161,123	10,060,134	9,426,170	4,251,733	(82,500)	35,816,660

Current assets	479,290,675	105,838,286	295,026,877	106,111,143	-	986,266,981
Non-current assets	826,492,345	312,732,141	697,061,830	301,302,457	-	2,137,588,773
Segment assets, total	1,305,783,020	418,570,427	992,088,707	407,413,600	-	3,123,855,754

Carrying amount in associates accounted for using the equity method, total	49,979,096	-	45,636,173	-	-	95,615,269

Purchase of fixed assets	31,207,828	14,946,952	12,956,639	3,584,951	-	62,696,370

Current liabilities	179,968,689	116,631,977	276,019,215	43,447,802	-	616,067,683
Non-current liabilities	967,816,007	40,620,565	323,122,865	20,441,941	-	1,352,001,378
Segment liabilities, total	1,147,784,696	157,252,542	599,142,080	63,889,743	-	1,968,069,061

Cash flows (used in) provided by in Operating Activities	22,737,660	(2,535,759)	26,275,958	26,459,842	-	72,937,701
Cash flows (used in) provided by Investing Activities	(31,018,819)	(14,946,951)	(12,970,306)	(3,584,951)	-	(62,521,027)
Cash flows (used in) provided by Financing Activities	(28,270,148)	1,715,412	(1,006,471)	(21,589)	-	(27,582,796)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	03.31.2025	12.31.2024
	ThCh$	ThCh$
Cash	353,639	360,472
Bank balances	122,681,671	139,876,935
Other fixed rate instruments	85,442,829	108,661,597
Cash and cash equivalents	208,478,139	248,899,004

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash. At December 31, 2024, an amount of CLP 6,878,230 is subject to restrictions on the use of cash and cash equivalents as it is committed to the purchase of real estate assets.

By currency	03.31.2025	12.31.2024
	ThCh$	ThCh$
USD	7,642,983	14,817,741
EUR	520,643	234,718
ARS	5,953,901	12,461,057
CLP	113,883,478	140,155,381
PYG	48,088,050	32,690,023
BRL	32,389,084	48,540,084
Cash and cash equivalents	208,478,139	248,899,004

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	03.31.2025	12.31.2024	03.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	-	72,481,578	2,913,428	2,933,957
Financial assets at fair value (2)	858,131	4,105,005	137,228,738	144,550,766
Other financial assets (3)	-	-	21,561,798	21,935,580
Total	858,131	76,586,583	161,703,964	169,420,303

(1)	Financial instrument that does not meet the definition of cash equivalents pursuant to Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	03.31.2025	12.31.2024	03.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	14,326,081	16,398,362	1,160,907	1,037,774
Tax credit remainder (1) (2)	51,495	67,318	51,098,850	49,541,827
Judicial deposits	-	-	14,491,256	14,477,664
Others (3)	15,564,618	10,794,827	14,544,506	14,689,430
Total	29,942,194	27,260,507	81,295,519	79,746,695

(1)	In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, which has allowed the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019 and recovered as of December 31, 2023.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously descibed for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, which allows the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause ("Subscription Agreement for Shares and Exhibits"), which requireds RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588, of which BRL 80,177 correspond to principal and BRL 82,411 correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand.

As of the date of these financial statements, the amount to be transferred to the former shareholders of Ipiranga is CLP 22,375,432 or BRL 134,808 thousand (CLP 21,693,201 or BRL 134,808 thousand at December 31, 2024). The liability is included in trade accounts and other accounts payables (Note 18).

(2)	The Company obtained a favorable final judgment in the Federal Proceeding No. 5089101-22.2022.4.02.5101, pending before the 30th Federal Court of Rio de Janeiro, recognizing its right to recover the PIS and COFINS credits for payment of an amount higher than the amount owed due to an increase in the basis of calculation (including the amount of a state tax - ICMS-ST). The lawsuit was filed on 11/22/2022 and relates to the credit for the period from 11/22/2017 to 8/26/2024 in the total amount of BRL200,266,717 (with BRL 144,539,175 corresponding to principal and BRL 55,727,543 corresponding to the monetary adjustment for the Selic rate until 12/31/2024). The total amount of the credit recorded, net of taxes and fees, is CLP 25,736,693 or BRL 155,088 thousand (CLP 24,951,904 or BRL 155,058 thousand at December 31, 2024). The Company has initiated procedures before the Receita Federal of Brazil to validate this credit and begin offsetting the federal tax liability.

(3)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	03.31.2025	12.31.2024	03.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	222,962,297	282,453,556	102,768	113,966
Other debtors	43,325,487	44,195,220	199,929	212,749
Other accounts receivable	5,906,767	6,182,312	6,653	9,008
Total	272,194,551	332,831,088	309,350	335,723

	Current		Non-current
Trade debtors and other accounts receivable, Gross	03.31.2025	12.31.2024	03.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	227,516,929	286,866,555	102,768	113,966
Other debtors	43,697,190	44,566,923	199,929	212,749
Other accounts receivable	6,121,798	6,392,415	6,653	9,008
Total	277,335,917	337,825,893	309,350	335,723

The stratification of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	03.31.2025	12.31.2024
	ThCh$	ThCh$
Less than one month	217,123,662	276,941,661
Between one and three months	2,266,099	2,533,836
Between three and six months	1,240,176	1,216,352
Between six and eight months	1,002,937	5,920,865
Older than eight months	5,986,823	367,807
Total	227,619,697	286,980,521

The Company has approximately 2271,887 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 69,926 in Chile, 85,350 in Brazil, 64,611 in Argentina and 52,000 in Paraguay.

The provision for expected credit losses associated with each tranche of the portfolio for current and non-current trade receivables is as follows:

	03.31.2025
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	217,123,662	(805,831)	0.37%
Between one and three months	2,266,099	(423,811)	18.70%
Between three and six months	1,240,176	(1,171,182)	94.44%
Between six and eight months	6,580,292	(1,823,749)	27.72%
Older than eight months	409,468	(330,059)	80.61%
Total	227,619,697	(4,554,632)

	12.31.2024
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	276,941,661	(1,151,129)	0.42%
Between one and three months	2,533,836	(206,041)	8.13%
Between three and six months	1,216,352	(911,547)	74.94%
Between six and eight months	5,920,865	(1,788,253)	30.20%
Older than eight months	367,807	(356,029)	96.80%
Total	286,980,521	(4,412,999)

The movement in the allowance for expected credit losses is presented below:

	03.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	4,412,999	4,447,197
Increase (decrease)	(159,079)	1,426,301
Provision reversal	(220,111)	(1,417,795)
Increase (decrease) for changes of foreign currency	520,823	(42,704)
Sub – total movements	141,633	(34,198)
Ending balance	4,554,632	4,412,999

The provision for expected credit losses is recorded as an administrative expense in the statements of income by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	03.31.2025	12.31.2024
	ThCh$	ThCh$
Raw materials (1)	138,719,990	132,404,864
Finished goods	124,338,624	121,326,380
Spare parts and supplies	38,079,818	39,296,081
Work in progress	538,673	378,573
Other inventories	11,047,084	10,742,769
Obsolescence provision (2)	(3,920,517)	(4,177,758)
Total	308,803,672	299,970,909

The cost of inventory recognized as cost of sales amounts to CLP 436,761,290 thousand and CLP 399,440,903 thousand as of March 31, 2025 and 2024, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	03.31.2025	12.31.2024
	ThCh$	ThCh$
Monthly provisional payments	4,270,056	2,113,749
Tax credits	13,846,076	12,435,193
Recoverable taxes from prior years	977,007	547,475
Surplus Tax Credit	2,032,553	2,151,773
Other Recoverable Taxes	37,342	497,916
Total	21,163,034	17,746,106

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	03.31.2025	12.31.2024
	ThCh$	ThCh$
Income tax expense	37,833,389	28,224,678
Other	93,997	144,598
Total	37,927,386	28,369,276

10 – INCOME TAX EXPENSE, DEFERRED TAXES AND OTHER TAXES

10.1	Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	03.31.2025	03.31.2024
	ThCh$	ThCh$
Current income tax expense	(27,560,203)	(32,272,594)
Current tax adjustment previous period	-	-
Foreign dividends tax withholding expense	(172,291)	(1,918,347)
Other current tax expense (income)	-	-
Current income tax expense	(27,732,494)	(34,190,941)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(8,267,335)	(6,072,945)
Expense (income) for deferred taxes	(8,267,335)	(6,072,945)
Total income tax expense	(35,999,829)	(40,263,886)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	03.31.2025	03.31.2024
	ThCh$	ThCh$
Current taxes
Foreign	(21,137,670)	(25,111,457)
National	(6,594,825)	(9,079,484)
Current tax expense	(27,732,495)	(34,190,941)
Deferred taxes
Foreign	(7,334,861)	(5,048,949)
National	(932,473)	(1,023,996)
Deferred tax expense	(8,267,334)	(6,072,945)
Income tax expense	(35,999,829)	(40,263,886)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	03.31.2025	03.31.2024
	ThCh$	ThCh$
Net income before taxes	115,680,860	111,589,793
Tax expense at legal rate (27.0%)	(31,233,832)	(30,148,187)
Effect of tax rate in other jurisdictions	(1,868,454)	(1,829,031)
Permanent differences:
Withholding and other non-taxable income	(112,353)	(3,195,322)
Non-deductible expenses	(907,327)	(4,850,238)
Tax effect on excess tax provision in previous periods	-	21,839
Tax effect of price-level restatement for Chilean companies	(1,303,848)	(737,578)
Subsidiaries tax withholding expense and other legal tax debits and credits	(574,015)	474,631
Adjustments to tax expense	(2,897,543)	(8,286,668)
Tax expense at effective rate	(35,999,829)	(40,263,886)
Effective rate	31.1%	36.1%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rates
Country	2025	2024
Chile	27.00%	27.00%
Brazil	34.00%	34.00%
Argentina	35.00%	35.00%
Paraguay	10.00%	10.00%

10.2	Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	03.31.2025		12.31.2024
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	13,018,527	(72,284,413)	13,207,209	(72,828,374)
Obsolescence provision	1,344,355	-	1,462,351	-
ICMS exclusion credit	-	(9,260,070)	-	(8,932,781)
Employee benefits	3,532,559	-	9,193,709	-
Provision for severance indemnity	3,307,720	-	3,090,610	-
Tax loss carry forwards (1)	1,645,844	-	1,777,503	-
Tax goodwill Brazil (2)	-	(14,458,114)	-	(14,017,580)
Contingency provision	26,513,163	-	27,369,217	-
Foreign Exchange differences (3)	-	(4,316,269)	-	(6,645,768)
Allowance for doubtful accounts	1,001,911	-	977,594	-
Coca-Cola incentives (Argentina)	-	-	44,298	-
Assets and liabilities for placement of bonds	-	(501,245)	-	(513,394)
Financial expense	-	(2,278,594)	-	(2,400,025)
Lease liabilities	4,848,897	-	5,321,034	-
Inventories	1,743,352	-	2,033,884	-
Distribution rights (4)	-	(155,748,488)	-	(155,203,115)
Prepaid income	1,590,043	(89,786)	1,582,847	(28,858)
Spare parts	-	(11,048,676)	-	(10,970,620)
Intangibles	88,117	(10,167,552)	85,915	(10,448,709)
Others	5,056,510	(5,667,115)	5,097,825	(4,641,624)
Tax inflation adjustment	-	(1,722,868)	-	(2,499,484)
Subtotal	63,690,998	(287,543,190)	71,243,996	(289,130,332)
Offsetting of deferred tax assets/(liabilities)	(56,558,020)	56,558,020	(64,162,447)	64,162,447
Total assets and liabilities net	7,132,978	(230,985,170)	7,081,549	(224,967,885)

(1)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.

(2)	Difference for tax amortization of Goodwill in Brazil.

(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda., that for tax purposes are recognized when paid.

(4)	Distribution rights arising from business combinations. See Note 15.

Deferred tax account movements are as follows:

Movement	03.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	(217,886,336)	(176,147,045)
Increase (decrease) in deferred tax	(8,894,511)	(50,692,808)
Increase (decrease) due to foreign currency translation(*)	2,928,655	8,953,517
Total movements	(5,965,856)	(41,739,291)
Ending balance	(223,852,192)	(217,886,336)

(*) Includes IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	03.31.2025	12.31.2024
	ThCh$	ThCh$
Construction in progress	116,873,677	128,215,798
Land	131,200,532	123,895,947
Buildings	438,819,576	436,959,682
Plant and equipment	897,650,132	883,485,697
Information technology equipment	39,479,584	38,690,860
Fixed installations and accessories	78,482,214	79,376,966
Vehicles	99,405,924	93,948,092
Leasehold improvements	459,275	417,335
Rights of use	104,933,683	101,789,265
Other properties, plant and equipment (1)	600,246,480	591,042,877
Total Property, plant and equipment, gross	2,507,551,077	2,477,822,519

Accumulated depreciation of Property, plant and equipment	03.31.2025	12.31.2024
	ThCh$	ThCh$
Buildings	(157,343,925)	(154,234,604)
Plant and equipment	(614,918,659)	(604,950,321)
Information technology equipment	(28,606,597)	(28,031,257)
Fixed installations and accessories	(51,775,520)	(51,636,433)
Vehicles	(61,314,735)	(58,719,029)
Leasehold improvements	(375,768)	(333,299)
Rights of use	(71,540,373)	(66,670,171)
Other properties, plant and equipment (1)	(424,892,027)	(415,473,833)
Total accumulated depreciation	(1,410,767,604)	(1,380,048,947)
Total Property, plant and equipment, net	1,096,783,473	1,097,773,572

(1) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	03.31.2025	12.31.2024
	ThCh$	ThCh$
Bottles	51,234,252	52,405,316
Marketing and promotional assets (market assets)	85,073,845	87,694,964
Other Property, plant and equipment	39,046,356	35,468,764
Total	175,354,453	175,569,044

11.1	Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2025	128,215,798	123,895,947	282,725,078	278,535,376	10,659,603	27,740,533	35,229,063	84,036	175,569,044	35,119,094	1,097,773,572
Additions	17,950,035	6,833,918	148,565	(5,181,068)	110,792	-	46,465	3,979	15,622,783	112,162	35,647,631
Right-of use additions	-	-	-	-	-	-	-	-	-	1,874,124	1,874,124
Disposals	-	-	-	(210)	(4,064)	-	(12,658)	-	(728,752)	-	(745,684)
Transfers between items of Property, plant and equipment	(30,753,502)	-	1,668,550	21,465,486	1,100,672	186,097	4,346,496	2,179	2,207,533	(223,511)	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-		-
Depreciation expense	-	-	(2,743,929)	(10,187,390)	(967,059)	(895,273)	(1,857,181)	(8,105)	(16,446,455)		(33,105,392)
Amortization										(3,776,650)	(3,776,650)
Increase (decrease) due to foreign currency translation differences	2,298,823	125,014	(43,807)	(2,046,502)	(23,955)	(324,663)	372,449	1,400	(2,193,109)	64,721	(1,769,629)
Other increase (decrease) (2)	(837,477)	345,653	(278,806)	145,781	(3,002)	-	(33,445)	18	1,323,409	223,370	885,501
Total movements	(11,342,121)	7,304,585	(1,249,427)	4,196,097	213,384	(1,033,839)	2,862,126	(529)	(214,591)	(1,725,784)	(990,099)
Ending balance al 03.31.2025	116,873,677	131,200,532	281,475,651	282,731,473	10,872,987	26,706,694	38,091,189	83,507	175,354,453	33,393,310	1,096,783,473

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	25,256,463	(12,004,573)	13,251,890
Plant and Equipment	56,701,023	(41,231,348)	15,469,675
IT equipment	987,911	(681,174)	306,737
Motor vehicles	16,266,515	(11,926,903)	4,339,612
Others	5,721,771	(5,696,375)	25,396
Total	104,933,683	(71,540,373)	33,393,310

Lease liabilities interest expenses at the closing of the period reached ThCh$ 718,068

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2024	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
Additions	176,217,015	-	4,864,795	22,486,660	2,277,835	304,637	8,265,490	9,867	75,744,148	-	290,170,447
Right-of use additions	-	-	-	-	-	-	-	-	-	12,348,946	12,348,946
Disposals	-	(127,759)	(833,890)	(297,450)	(7,002)	(118,918)	(480,928)	-	(6,204,638)	(62,786)	(8,133,371)
Transfers between items of Property, plant and equipment	(134,329,091)	3,713,656	43,572,212	62,388,806	2,145,890	8,391,578	1,094,118	48,874	13,194,706	(220,749)	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-		-
Depreciation expense	-	-	(10,722,943)	(38,015,053)	(3,989,250)	(3,348,747)	(6,710,478)	(31,229)	(64,154,852)		(126,972,552)
Amortization										(16,452,010)	(16,452,010)
Increase (decrease) due to foreign currency translation differences	13,620,466	4,572,618	20,338,726	13,733,575	1,036,332	6,980,916	(506,611)	(12,929)	35,646,625	5,997,508	101,407,226
Other increase (decrease) (2)	(23,418,980)	-	(126,020)	3,263,166	(226,710)	-	315,858	419	(7,008,488)	216,830	(26,983,925)
Total movements	32,089,410	8,158,515	57,092,880	63,559,704	1,237,095	12,209,466	1,977,449	15,002	47,217,501	1,827,739	225,384,761
Ending balance al 12.31.2024	128,215,798	123,895,947	282,725,078	278,535,376	10,659,603	27,740,533	35,229,063	84,036	175,569,044	35,119,094	1,097,773,572

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	24,518,751	(10,751,991)	13,766,760
Plant and Equipment	55,846,552	(38,939,105)	16,907,447
IT equipment	999,207	(631,045)	368,162
Motor vehicles	14,696,107	(10,646,117)	4,049,990
Others	5,728,648	(5,701,913)	26,735
Total	101,789,265	(66,670,171)	35,119,094

Lease liabilities interest expenses at the closing of the period reached ThCh$ 3,277,261

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1	Accounts receivable:

					03.31.2025		12.31.2024
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	5,372,342	-	5,739,330	-
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	1,656,812	-	711,003	-
76.140.057-6	Monster Energy Company - CHILE	Shareholder related	Chile	CLP	1,439,188	-	2,429,980	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	497,269	-	497,269	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	533,262	-	228,333	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	-	275,006	-	292,931
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	34,109	-	38,423	-
Foreign	The Coca- Cola Export Corporation	Shareholder related	Panama	USD	557,208	-	254,032	-
77.427.659-9	Re-Ciclar S.A.	Shareholder related	Chile	CLP	3,119	-	3,173	-
Total					10,093,309	275,006	9,901,543	292,931

12.2	Accounts payable:

					03.31.2025		12.31.2024
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	38,570,504	255,489	32,292,993	380,465
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	30,157,546	-	27,864,498	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	ARS	7,988,980	-	1,872,078	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	9,709,813	-	16,594,188	-
Foreign	Coca-Cola Company	Shareholder related	Paraguay	PYG	3,221,138	-	3,927,254	-
Foreign	Monster Energy Company – USA	Shareholder related	Argentina	PYG	5,174,691	-	4,010,463	-
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	4,908,747	-	3,233,955	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	-532,208	-	1,103,496	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	279,046	-	340,111	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	413,995	-	621,771	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	347,366	-	152,284	-
Foreign	The Coca- Cola Export Corporation	Shareholder related	Panamá	USD	740,533	-	1,970,735	-
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	40,875	-	42,763	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	28,186	-	75,296	-
89.996.200-1	Envases del Pacifico S.A.	Director related	Chile	CLP	637,296	-	274,535	-
Total					101,686,508	255,489	94,376,420	380,465

12.3	Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	Accumulated at 03.31.2025	Accumulated at 12.31.2024
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	55,044,137	208,072,332
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services and others	CLP	1,248,587	11,428,852
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Lease of water source	CLP	2,377,801	6,579,358
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	2,141,075	2,814,472
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	37,981	37,981
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	11,156,238	23,106,391
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	8,233,763	26,436,164
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	121,898	2,094,416
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	3,665,639	15,562,395
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers/raw materials	CLP	3,618,475	12,614,819
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and inputs	CLP	6,959	15,387
94.627.000-8	Parque Arauco S.A	Director related	Chile	Space lease	CLP	30,933	1,371,553
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	832,548	4,555,837
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Lease of water source	BRL	3,910,368	4,682,682
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	-	14,838
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	-	242
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	-	69,330
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	-	10,796
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	4,210,162	13,838,963
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	349,797	481,768
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	7,270,279	24,649,488
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	272,099	3,680,425
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	-	521,943
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	206,647	1,127,367
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	635	2,415
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	917,373	2,608,964
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	36,720	231,135
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	1,001,165	4,125,235
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising services and others	CLP	127,042	1,153,315
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	12,616,045	33,106,173
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	3,639,241	10,127,338
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	2,079,039	2,469,565
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda.	Shareholder related	Brazil	Purchase of products	BRL	505,310	1,837,332
33-0520613	Monster Energy Company - USA	Shareholder related	U.S.A.	Purchase of advertising material	CLP	55,044,137	208,072,332
76140057-6	Monster Energy Company - CHILE	Shareholder related	Chile	Sale of advertising services and others	CLP	1,248,587	11,428,852
76140057-6	Monster Energy Company - CHILE	Shareholder related	Chile	Purchase of advertising services and others	CLP	2,377,801	6,579,358
76140057-6	Monster Energy Company - CHILE	Shareholder related	Chile	Purchase of finished products	CLP	2,141,075	2,814,472
76140057-6	Monster Energy Company - CHILE	Shareholder related	Chile	Sale of finished products	CLP	37,981	37,981
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Purchase of products and others	CLP	11,156,238	23,106,391
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Sale of finished	CLP	8,233,763	26,436,164

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel, including directors and managers, are detailed as follows:

Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Executive wages, salaries and benefits	9,048,118	7,109,824
Director allowances	469,950	438,900
Total	9,518,068	7,548,724

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	03.31.2025	12.31.2024
	ThCh$	ThCh$
Accrued vacation	27,794,459	30,444,390
Participation in profits and bonuses	13,309,676	44,107,101
Severance indemnity	18,177,540	17,976,164
Total	59,281,675	92,527,655

	ThCh$	ThCh$
Current	38,919,830	72,367,187
Non-current	20,361,845	20,160,468
Total	59,281,675	92,527,655

13.1	Severance indemnities

Movements in employee benefits and valued as mentioned in note 2, are as follows:

Movements	03.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	17,976,164	16,298,643
Service costs	295,301	1,191,938
Interest costs	262,057	895,043
Actuarial variations	(124,484)	1,445,044
Benefits paid	(231,498)	(1,845,504)
Total	18,177,540	17,976,164

13.1.1	Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	03.31.2025	12.31.2024
Discount rate	2.26%	2.26%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.62%	7.62%
Mortality rate	RV-2020	RV-2020
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2	Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Wages and salaries	90,802,818	85,485,855
Employee benefits	22,410,456	21,704,047
Severance benefits	1,623,646	2,054,640
Other personnel expenses	7,510,354	6,185,517
Total	122,347,274	115,430,059

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1	Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional	Investment value		Ownership interest
TAXPAYER ID	Name	Country	currency	03.31.2025	12.31.2024	03.31.2025	12.31.2024
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,867,366	21,243,928	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	11,185,213	10,874,632	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	453,758	448,687	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	53,759	52,333	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	28,824,551	27,132,918	40.00%	40.00%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	25,660,566	25,440,212	35.00%	35.00%
Total				88,045,213	85,192,710

(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio de Janeiro Refrescos Ltda. (Andina Brazil).

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2            Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	03.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	85,192,710	91,799,267
Dividends declared	-	(2,363,400)
Share in operating income	1,630,213	4,549,733
Impairment Coca-Cola del Valle New Ventures S.A.	-	(2,921,010)
Disposal of Trop Frutas do Brasil Ltda.	-	(840,815)
Other increase (decrease) in investments in associates*	1,222,290	(5,031,065)
Ending balance	88,045,213	85,192,710

*Mainly due to foreign exchange rates

14.3            Reconciliation of share of profit in investments in associates:

Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Share in operating income	1,630,213	1,353,615
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(250,336)	(177,920)
Income statement balance	1,397,877	1,175,694

14.4            Summary financial information of associates:

The tables below present the amounts as reported in the summary financial statements of the associates and do not represent the Company’s share of those amounts.

At March 31, 2025

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	61,898,841	71,631,391	41,747	22,642	86,005,462	18,298,367
Long term assets	53,142,699	112,387,845	3,966,822	316,005	43,735,012	66,493,621
Total assets	115,041,540	184,019,236	4,008,568	338,647	129,740,474	84,791,988
Short term liabilities	52,792,186	26,913,272	-	204,248	19,311,513	3,345,348
Long term liabilities	18,514,622	89,252,062	-	-	17,902,500	58,692
Total liabilities	71,306,808	116,165,334	-	204,248	37,214,014	3,404,040
Total Equity	43,734,732	67,853,902	4,008,568	134,399	92,526,461	81,387,948
Total revenue from ordinary activities	26,791,892	25,883,273	44,994	-	9,604,404	6,273,332
Net income before taxes	1,708,048	-8,488,450	44,994	(364)	(468,364)	(560,034)
Net income after taxes	1,246,875	1,884,145	44,994	(364)	(481,871)	(527,695)
Other comprehensive income	-	8,152,817	-	131,443	(96,868,105)	-
Total comprehensive income	1,246,875	10,036,962	44,994	131,079	(97,349,975)	(527,695)

Reporting date (See Note 2.3)	03.31.2025	02.28.2025	02.28.2025	02.28.2025	02.28.2025	02.28.2025

At December 31, 2024

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	60,901,350	70,383,020	582,815	21,952	85,684,185	13,483,450
Long term assets	54,211,400	96,984,310	3,963,771	306,906	41,030,182	73,608,982
Total assets	115,112,750	167,367,330	4,546,586	328,858	126,714,367	87,092,432
Short term liabilities	44,173,639	21,500,843	582,815	198,025	20,083,787	6,033,729
Long term liabilities	28,451,254	83,198,656	-	-	16,628,702	-
Total liabilities	72,624,893	104,699,499	582,815	198,025	36,712,489	6,033,729
Total Equity	42,487,857	62,667,831	3,963,771	130,833	90,001,878	81,058,703
Total revenue from ordinary activities	90,421,340	86,359,384	281,868	-	74,385,141	31,221,732
Net income before taxes	4,035,917	36,745,257	281,868	(1,942)	572,537	(2,026,410)
Net income after taxes	3,315,123	9,742,049	281,868	(1,942)	(1,875,672)	739,916
Other comprehensive income	-	(3,129,495)	-	129,557	(92,311,743)	-
Total comprehensive income	3,315,123	6,612,554	281,868	127,615	(94,187,415)	739,916

Reporting date (See Note 2.3)	12.31.2024	11.30.2024	11.30.2024	11.30.2024	11.30.2024	11.30.2024

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	March 31, 2025			December 31, 2024
		Accumulated		Gross	Accumulated
Description	Gross Value	Amortization / Impairment	Net Value	Value	Amortization / Impairment	Net Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	652,715,258	(3,959,421)	648,755,837	659,561,522	(3,959,421)	655,602,101
Software	70,999,116	(39,709,089)	31,290,027	69,136,434	(37,800,695)	31,335,739
Water rights	587,432	-	587,432	587,432	-	587,432
Trademarks indefinite useful life (2)	5,809,176	-	5,809,176	5,632,172	-	5,632,172
Trademarks definite useful life (3)	1,297,378	(1,126,139)	171,239	1,297,378	(1,079,167)	218,211
Others	513,860	(505,885)	7,975	498,447	(490,472)	7,975
Total	731,922,220	(45,300,534)	686,621,686	736,713,385	(43,329,755)	693,383,630

(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently made on these rights allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September of that same year, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

(3)	Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	03.31.2025	12.31.2024
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	300,305,728	300,305,728
Brazil (Rio de Janeiro, Espirito Santo, Riberão Preto and the investments in Sorocaba and Leão Alimentos y Bebidas Ltda.)	167,636,219	162,528,398
Paraguay	176,563,447	188,443,848
Argentina (North and South)	4,250,443	4,324,127
Total	648,755,837	655,602,101

The movement and balances of identifiable intangible assets are detailed as follows:

	March 31, 2025
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	655,602,101	31,335,739	587,432	5,632,172	218,211	7,975	693,383,630
Additions		2,430,914	-	-	-	-	2,430,914
Amortization		(2,306,873)	-	-	(46,972)	-	(2,353,845)
Other increases (decreases) (1)	(6,846,264)	(169,753)	-	177,004	-	-	(6,839,013)
Ending balance	648,755,837	31,290,027	587,432	5,809,176	171,239	7,975	686,621,686

	December 31, 2024
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565
Additions	-	12,926,859	-	-	-	-	12,926,859
Amortization	-	(7,498,481)	-	-	(187,890)	-	(7,686,371)
Impairment (2)
Other increases (decreases) (1)	(9,274,999)	2,200,511	-	(708,935)	-	-	(7,783,423)
Ending balance	655,602,101	31,335,739	587,432	5,632,172	218,211	7,975	693,383,630

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

(2)	The rights in Chile related to AdeS were provisioned for impairment according to the annual tests performed. See Note 2.8.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2025	Foreign currency translation differences	03.31.2025
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	65,691,285	2,032,417	67,723,702
Argentine operation	62,487,785	(1,064,792)	61,422,993
Paraguayan operation	7,999,327	(504,315)	7,495,012
Total	144,681,420	463,310	145,144,730

Cash Generating Unit	01.01.2024	Foreign currency translation differences	12.31.2024
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,831,515	(8,140,230)	65,691,285
Argentine operation	32,193,085	30,294,700	62,487,785
Paraguayan operation	7,576,179	423,148	7,999,327
Total	122,103,802	22,577,618	144,681,420

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	48,720,083	56,401,282	-	-
Bonds payable, net (1) (Note 17.2)	24,104,652	29,800,608	991,238,124	1,003,864,048
Bottle guaranty deposits	13,515,629	14,136,175	-	-
Derivative contract liabilities (Note 17.3)	1,868,390	361,384	62,046,794	41,788,078
Lease liabilities (Note 17.4.1 - 2)	8,487,064	9,631,011	20,422,031	20,891,121
Total	96,695,818	110,330,460	1,073,706,949	1,066,543,247

(1) Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book value	Fair value	Book value	Fair value
Current	03.31.2025	03.31.2025	12.31.2024	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	208,478,139	208,478,139	248,899,004	248,899,004
Financial assets at fair value (1)	853,263	853,263	4,047,219	4,047,219
Trade debtors and other accounts receivable (2)	272,194,551	272,194,551	332,831,088	332,831,088
Accounts receivable related companies (2)	10,093,309	10,093,309	9,901,543	9,901,543
Bank liabilities (2)	48,720,083	48,236,832	56,401,282	52,103,494
Bonds payable (2)	24,104,652	24,325,410	29,800,608	29,147,599
Bottle guaranty deposits (2)	13,515,629	13,515,629	14,136,175	14,136,175
Forward contracts liabilities (see Note 22) (1)	1,868,390	1,868,390	361,384	361,384
Leasing agreements (2)	8,487,065	8,487,065	9,631,011	9,631,011
Accounts payable (2)	384,758,770	384,758,770	457,074,643	457,074,643
Accounts payable related companies (2)	101,686,508	101,686,508	94,376,420	94,376,420

Non-current	Book value 03.31.2025	Fair value 03.31.2025	Book value 12.31.2024	Fair value 12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	137,228,738	137,228,738	125,890,698	125,890,698
Non-current accounts receivable (2)	309,350	309,350	335,723	335,723
Accounts receivable related companies (2)	275,006	275,006	292,932	292,932
Bonds payable (2)	991,238,124	922,875,362	1,003,864,048	930,907,271
Leasing agreements (2)	20,422,031	20,422,031	20,891,121	20,891,121
Non-current accounts payable (2)	2,382,729	2,382,729	2,534,836	2,534,836
Derivative contracts liabilities (see Note 22) (1)	62,046,794	62,046,794	41,788,077	41,788,077
Accounts payable related companies (2)	255,489	255,489	380,465	380,465

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1 Bank liabilities, current

									Maturity		Total
Indebted Entity			Creditor Entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	03.31.2025	12.31.2024
									ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	96.836.390-5	Scotiabank Chile. S.A.	Chile	CLP	At maturity	2.00%	-	4,108,961	4,108,961	-
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	1.28%	-	-	-	4,051,952
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,345,994	4,345,994	4,683,861
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	4,907,642	4,907,642	5,180,573
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco de Chile	Chile	CLP	At maturity	6.00%	-	5,028,710	5,028,710	5,027,500
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco Bice	Chile	CLP	At maturity	6.40%	-	1,019,257	1,019,257	1,003,357
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco Bice	Chile	CLP	At maturity	6.60%	-	1,501,635	1,501,635	1,526,560
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco de Chile	Chile	CLP	At maturity	6.30%	-	1,528,875	1,528,875	1,505,250
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	-	603,424	603,424	-
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	-	-	-	34,877
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	USD	At maturity	0.18%	-	33,357	33,357	1,170,198
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Banco Estado	Chile	USD	At maturity	0.46%	20,210,413	-	20,215,413	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	0.15%	-	-	-	160,432
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	0.16%	-	-	-	295,706
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación S.A.	Argentina	ARS	At maturity	0.16%	-	-	-	27,472,719
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación S.A.	Argentina	ARS	At maturity	0.48%	-	-	-	721
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi S.A	Argentina	ARS	At maturity	0.43%	-	-	-	3,387
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi S.A.	Argentina	ARS	At maturity	0.46%	-	-	-	3,965,838
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi S.A	Argentina	ARS	At maturity	0.35%	774,726	-	774,726	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi S.A.	Argentina	ARS	At maturity	0.36%	4,652,090	-	4,652,090	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro	Argentina	ARS	At maturity	0.33%	-	-	-	1,637
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	0.18%	-	-	-	160,568
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	ARS	At maturity	0.48%	-	-	-	156,146
Total											48,720,083	56,401,282

17.1.2 Bank liabilities, non-current

										Maturity
Indebted entity				Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country		Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	03.31.2025
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
-	-	-	-	-	-	-	-	-1		-	-	-	-	-	-
														Total	-

17.1.3 Bank liabilities, non-current previous year

Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2024
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
-	-	-	-	-	-	-	-l		-	-	-	-	-	-
													Total	-

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2            Bond obligations

The composition of corporate bonds issued in the public markets of the United States, Switzerland, and Chile is as follows:

	Current		Non-current		Total
Composition of bonds payable	03.31.2025	12.31.2024	03.31.2025	12.31.2024	03.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value	24,810,015	30,490,640	998,971,998	1,012,062,996	1,023,782,013	1,042,553,636
Issuance expenses and placement discounts	(705,363)	(690,032)	(7,733,874)	(8,198,948)	(8,439,237)	(8,888,980)
	24,104,652	29,800,608	991,238,124	1,003,864,048	1,015,342,776	1,033,664,656

17.2.1            Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market . A detail of these instruments is presented below:

							Current		Non-current
	Series	Current nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Bonds							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	507,481	UF	6.5%	12.01.2026	Semiannually	13,366,742	12,894,275	6,787,566	6,704,249
CMF Registration 641 08.23.2010	C	886,364	UF	4.0%	08.15.2031	Semiannually	5,474,425	5,783,306	29,170,576	31,431,837
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	715,834	2,153,282	155,576,440	153,666,760
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	361,221	1,427,299	116,682,388	115,250,116
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	100,507	1,604,933	221,696,428	218,975,134
U.S. Bonds 2050 01.01.2020	-	300,000,000	USD	3.95%	01.21.2050	Semiannually	2,164,660	5,215,223	285,921,000	298,938,000
Swiss Bond 2024 09.20.2024	-	170,000,000	CHF	2.71%	09.20.2028	Annual	2,626,626	1,412,322	183,137,600	187,096,900
						Total	24,810,015	30,490,640	998,971,998	1,012,062,996

17.2.2 Non-current maturities

		Year of maturity				Total Non-current
	Serie	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	03.31.2025
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	6,787,566	-	-	-	6,787,566
CMF Registration 641 08.23.2010	C	5,303,740	5,303,740	5,303,740	13,259,356	29,170,576
CMF Registration 760 08.20.2013	D	-	-	,	155,576,440	155,576,440
CMF Registration 760 04.02.2014	E	-	-	,	116,682,388	116,682,388
CMF Registration 912 10.10.2018	F	-	-	,	221,696,428	221,696,428
U.S. Bonds 2050 01.21.2020	-	-	-	,	285,921,000	285,921,000
Swiss Bond 2024 09.20.2024	-	-	-	,	183,137,600	183,137,600
Total		12,091,306	5,303,740	5,303,740	976,273,212	998,971,998

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	S&P Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4            Restrictions

17.2.4.1 Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2 Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

03.31.2025
ThCh$
Average net financial debt last 4 quarters	748,629,970
Net financial debt	823,837,758
Unencumbered assets	2,954,108,453
Total unsecured liabilities	1,907,796,880
EBITDA LTM	551,035,019
Net financial expenses LTM	(54,228,477)

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.36 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.55 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

“Consolidated Net Financial Liabilities" will be considered as the result of: /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA" will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.36 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.55 times.

•	Maintain a level of "Net Financial Coverage" greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's EBITDA of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account, accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 10.16 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Results by Function".

“Consolidated Net Financial Liabilities" will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA" will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.36 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.55 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Results by Function".

"Consolidated Net Financial Liabilities" will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA" will be considered as the sum of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.36 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.55 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of the date of these financial statements, the Company complies with all financial covenants.

17.3 Derivative contract obligations

Please see details in Note 22.

17.4 Liabilities for leasing agreements

17.4.1 Current liabilities for leasing agreements

								Maturity		Total
Indebted Entity		Creditor Entity				Type of	Nominal	Up to	90 days and	At	At
Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	03.31.2025	12.31.2024
								ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	340,003	1,084,623	1,424,626	1,339,654
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	106,300	344,536	450,836	409,456
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	328,178	1,003,094	1,331,272	1,281,478
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	11.25%	68,447	144,831	213,278	265,453
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	169,595	430,968	600,563	651,725
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	577,960	39,835	617,795	639,548
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	39,181	88,266	127,447	149,202
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	12.00%	269,226	357,329	626,555	628,640
Andina Empaques Argentina S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	29,400	103,813	133,213	-
Vital Jugos S.A.	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	4.08%	9,952	-	9,952	187,511
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	9.22%	38,610	121,294	159,904	156,972
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	UF	Monthly	9.22%	-	-	-	683,096
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	6,997	-	6,997	79,904
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	92,128	282,124	374,252	365,886
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	22,565	68,951	91,516	89,569
Transportes Polar S.A.	Chile	93.075.000-k	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	32,793	117,368	150,161	230,503
Transporte Andina Refrescos Ltda.	Chile	78.861.790-9	Comercializador Novaverde Limitada	Chile	UF	Monthly	3.87%	85,333	-	85,333	208,121
Transporte Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	2.88%	272,664	458,819	731,483	989,891
Transporte Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	209,090	640,299	849,389	825,667
Transporte Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	3.41%	47,520	145,009	192,529	63,008
Red de transportes comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	139,976	93,800	233,776	368,314
Embotelladora Andina S.A.	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	2.54%	13,982	42,480	56,462	17,413
Embotelladora Andina S.A.	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	4,205	15,520	19,725
									Total	8,487,064	9,631,011

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2 Non-current liabilities for leasing agreements

							Maturity
Indebted Entity		Creditor Entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	rate	2 years	3 years	4 years	5 years	5 years	03.31.2025
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	1,609,827	1,819,105	2,055,589	-	-	5,484,521
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	525,720	613,042	714,869	762,166	467,946	3,083,743
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	692,411	313,432	143,093	-	-	1,148,936
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	11.25%	31,292	22,477	-	-	-	53,769
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	574,624	574,624	574,624	446,375	142,408	2,312,655
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	4,512	-	-	-	-	4,512
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	USD	Monthly	12.00%	97,302	47,970	-	-	-	145,272
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	355,143	294,899	267,912	267,912	759,084	1,944,950
Andina Empaques Argentina S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	198,572	-	-	-	-	198,572
Vital Jugos S.A	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	9.22%	175,287	192,149	210,633	230,896	166,142	975,107
Transporte Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	884,966	922,031	636,042	-	-	2,443,039
Transporte Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	3.41%	199,197	206,097	154,983	,	,	560,277
Transportes Polar S.A.	Chile	76.413.243-2	Inversiones La Verbena	Chile	UF	Monthly	3.43%	201,303	239,837	258,761	135,797	-	835,698
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	389,930	406,261	280,251	-	-	1,076,442
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	-	-	-	-	-	-
Embotelladora Andina S.A	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	55,751	32,996	22,493	-	-	111,240
Red de transportes comerciales Ltda.	Chile	77.927.730-5	Importadora Casa y Regalos Ltda,	Chile	UF	Monthly	2.54%	43,298	-	-	-	-	43,298
												Total	20,422,031

17.4.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted Entity		Creditor Entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2024
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	1,513,809	1,710,604	1,932,983	521,301	,	5,678,697
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	482,012	567,424	667,972	754,477	637,981	3,109,866
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	866,320	380,045	195,378	,	,	1,441,743
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	11.25%	30,939	29,057	-	-	-	59,996
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	597,759	597,759	597,759	564,406	197,521	2,555,204
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	15,078	-	-	-	,	15,078
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	USD	Monthly	12.00%	102,638	74,851	,	-	,	177,489
Embotelladora del Atlántico S.A.	Argentina	Foreign	Sistemas	Argentina	USD	Monthly	12.00%	389,010	327,827	278,698	278,698	859,320	2,133,553
Vital Jugos S.A	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	9.22%	172,072	188,625	206,770	226,661	226,879	1,021,007
Transporte Andina Refrescos Ltda	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	865,182	901,419	867,356	-	-	2,633,957
Transportes Polar S.A.	Chile	76.413.243-2	Inversiones La Verbena	Chile	UF	Monthly	3.43%	187,008	229,809	352,080	-	-	768,897
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	381,213	397,180	378,677	-	-	1,157,070
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	22,910	-	-	-	-	22,910
Embotelladora Andina S.A	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	24,049	29,876	33,189	28,540	-	115,654
												Total	20,891,121

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable are detailed as follows:

Classification	03.31.2025	12.31.2024
	ThCh$	ThCh$
Current	384,758,770	457,074,643
Non-current	2,382,729	2,534,836
Total	387,141,499	459,609,479

Item	03.31.2025	12.31.2024
	ThCh$	ThCh$
Trade accounts payable	269,278,755	319,605,026
Withholding tax	59,839,417	77,122,183
Others (1)	58,023,327	62,882,270
Total	387,141,499	459,609,479

(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga ("CBI"). See Note 6 for further information.

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1	Balances

The composition of provisions is as follows:

Description	03.31.2025	12.31.2024
	ThCh$	ThCh$
Litigation (1)	53,346,182	55,425,799
Total	53,346,182	55,245,799

Current	1,295,352	1,522,426
Non-current	52,050,830	53,723,373
Total	53,346,182	55,245,799

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	03.31.2025	12.31.2024
	ThCh$	ThCh$
Tax contingencies	26,235,576	29,416,543
Labor contingencies	13,978,998	13,912,282
Civil contingencies	13,131,608	11,916,974
Total	53,346,182	55,245,799

19.2	Movements

The movement of principal provisions over litigation is detailed as follows:

Description	03.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance at January 1st	55,245,799	54,801,896
Additional provisions	-	189,356
Increase (decrease) in existing provisions	2,251,828	13,550,379
Used provision (payments made charged to the provision)	(5,732,075)	(7,232,750)
Reversal of unused provision	(24,173)	(17,716)
Increase (decrease) due to foreign exchange rate differences	1,604,803	(6,045,366)
Total	53,346,182	55,245,799

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current		Non-current
Description	03.31.2025	12.31.2024	03.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Dividends payable	314,851	140,474,025	-	-
Other	1,629,898	1,629,557	2,912,325	2,252,985
Total	1,944,749	142,103,582	2,912,325	2,252,985

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2025	2024
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1	Capital:

	Paid-in and subscribed capital
Series	2025	2024
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

•	Series A: Elect 12 of the 14 Directors.

•	Series B: Receive an additional 10% of dividends distributed to Series A and elect 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders' Meeting held in April 2025, the shareholders ratified the distribution of interim dividends paid against fiscal year 2024 earnings.

The dividends declared and/or paid per share are presented below:

Approval-Payment Periods		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
04.25.2024	05.23.2024	Final	Retained Earnings	32.00	35.20
04.25.2024	05.30.2024	Final	Retained Earnings	30.00	33.00
07.31.2024	08.14.2024	Interim	2024 Earnings	32.00	35.20
09.25.2024	10.25.2024	Interim	2024 Earnings	32.00	35.20
12.19.2024	01.31.2025	Interim	2024 Earnings	141.00	155.10

21.3	Other reserves

The balance of other reserves includes the following:

Concept	03.31.2025	03.31.2024
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(632,965,691)	(483,209,059)
Cash flow hedge reserve	(19,383,260)	(22,438,312)
Reserve for employee benefit actuarial gains or losses	(8,403,190)	(5,710,189)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(227,600,515)	(78,205,934)

21.3.1	Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2	Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts have expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3	Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial gains or losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4	Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5	Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment accounted for using the equity method, Translation reserves are detailed as follows:

Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Brazil	(136,951,762)	(70,162,141)
Argentina	(508,013,500)	(456,886,875)
Paraguay	11,999,571	43,839,957
Total	(632,965,691)	(483,209,059)

The movement of this reserve for the periods ended on the dates indicated below is detailed as follows:

Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Brazil	12,411,104	35,979,847
Argentina	(26,825,139)	8,059,908
Paraguay	(19,292,397)	29,584,085
Total	(33,706,432)	73,623,840

21.4	Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership %		Shareholders’ Equity		Income
			March	March	March	March
Description	2025	2024	2025	2024	2025	2024
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	54,951	42,017	3,717	3,544
Andina Empaques Argentina S.A.	0.0209	0.0209	5,883	4,277	139	(325)
Paraguay Refrescos S.A.	2.1697	2.1697	6,654,181	7,453,569	407,511	373,629
Vital S.A.	35.0000	35.0000	10,297,458	9,503,298	233,651	(15,229)
Vital Aguas S.A.	33.5000	33.5000	5,129,934	2,434,632	246,938	43,566
Envases Central S.A.	40.7300	40.7300	8,493,698	7,626,621	206,100	134,983
Re-Ciclar S.A	40.0000	40.0000	7,381,319	8,817,488	(636,075)	(28,063)
Total			38,017,424	35,881,902	461,981	512,105

21.5	Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share are detailed as follows:

Earnings per share	03.31.2025
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	37,723,675	41,495,373	79,219,049
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	79.71	87.68	83.69

Earnings per share	03.31.2024
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	33,721,143	37,092,659	70,813,802
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	71.25	78.37	74.81

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1	Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 8,393,843 (UF 8,462,025 as of December 31, 2024), to convert those obligations to CLP.

These contracts were valued at their fair values, resulting in a non-current asset at the closing date of the financial statements of ThCh$ 91,896,807 (non-current asset of ThCh$ 85,252,373 as of December 31, 2024), which is presented within other non-current financial assets. The maturity date of the derivative contracts is distributed in the years 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A. and Switzerland)

At the end of the fiscal year, the Company holds derivative contracts linked to US dollar obligations for USD 300 million, of which USD150 million is converted into inflation-adjusted Chilean pesos (UF) and USD 150 million into Chilean pesos (CLP), maturing in 2050. Additionally, derivatives on Swiss franc obligations for CHF 170 million are included, converted to Brazilian reals (BRL), maturing in 2028.

The fair value measurement of the first contract reports a non-current liability of ThCh$34,351,042, while the second contract records a non-current liability of ThCh$ 27,695,752, resulting in a combined total liability of ThCh$ 62,046,794 compared to a combined total liability of both of ThCh$ 41,788,072 as of December 31, 2024. The third contract, meanwhile, reflects non-current assets of Th$ 45,331,931 compared to non-current assets of Th$ 59,298,394 at the end of 2024.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and Swiss francs is absorbed by the amounts recognized under comprehensive income.

22.2	Forward currency transactions expected to be very likely

During the years 2025 and 2024 , Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, closing forward instruments in USD/ARS, USD/BRL, USD/CLP, and USD/PYG. At the closing date of these financial statements, outstanding contracts amount to USD 80.8 million (USD 89.0 million as of December 31, 2024).

Forward contracts that secure future commodity prices have been designated as hedging contracts since they comply with the documentation requirements of IFRS, and therefore their effects on changes in fair value are recorded in other comprehensive income.

22.3 Swap of raw material of highly probable expected transactions:

Embotelladora Andina entered into sugar swap contracts No. 5 to secure the price of future sugar purchases for the Chilean operation. At the closing date of these financial statements, the outstanding contracts amount to USD 2.1 million.

Forward contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

22.4 Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for ThCh$ 138,086,869 (ThCh$ 148,655,771 as of December 31, 2024) and held liabilities for derivative contracts for ThCh$ 63,915,184 (ThCh$ 42,149,462 as of December 31, 2024). Those contracts covering existing items have been classified in the same category of hedged items, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)
Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at March 31, 2025
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	858,131	-	858,131
Other non-current financial assets	-	137,228,738	-	137,228,738
Total assets	-	138,086,869	-	138,086,869

Liabilities
Other current financial liabilities	-	1,868,390	-	1,868,390
Other non-current financial liabilities	-	62,046,794	-	62,046,794
Total Liabilities	-	63,915,184	-	63,915,184

	Fair Value Measurement at December 31, 2024
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	4,105,005	-	4,105,005
Other non-current financial assets	-	144,550,766	-	144,550,766
Total assets	-	148,655,771	-	148,655,771

Liabilities
Other current financial liabilities	-	361,384	-	361,384
Other non-current financial liabilities	-	41,788,078	-	41,788,078
Total Liabilities	-	42,149,462	-	42,149,462

23 – LITIGATION AND CONTINGENCIES

23.1            Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent

The company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 709,372 thousand (CLP 722,249 thousand as of December 31, 2024). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 36,887 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 51,341,459 thousand (CLP 53,001,124 thousand as of December 31, 2024). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 24,758,491 thousand (CLP 24,406,656 thousand as of December 31, 2024).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 2,423,249,522 with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.13%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,398,967,942 at the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establishes that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 647,205,564 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 124,862,349.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 582,098,481 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 1,097,342,622, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,248,962 thousand (CLP 1,472,915 thousand as of December 31, 2024). Management considers it is unlikely that non-provisioned contingencies will affect the income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 46,389 thousand (CLP 49,511 thousand as of December 31, 2024). Management considers it is unlikely that non-provisioned contingencies will affect the income and equity of the Company, in the opinion of its legal advisors.

23.2            Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

	Committed assets				Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	03.31.2025	12.31.2024
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	73,584	141,900
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Other non-current financial assets	1,236,971	1,212,500
Mall Plaza	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	297,951	628,381
Metro S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	23,492	23,204
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	33,448	312,712
Lease agreement	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	94,030	92,875
Others	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	83,453	98,879
Several retail	Transportes Polar	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	-	22,235
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,329,883	8,045,861
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,124,487	6,370,534
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant & equipment	10,304,121	9,990,170
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	18	19
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	27	29
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	19	21
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	932	-
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,959	2,131
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	79	86
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	12,251	13,331
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	160	174
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	217	236
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	228	55
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	11,127	12,107
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,352	2,559
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	1,014
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	222	241
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	879	-
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	956
Provincia de Entre Ríos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,416	6,981
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	4,921	5,252
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	1,066	1,137
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	2,861	3,054
Sofía Cartes	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	2,471	2,637

Guarantees that do not commit assets recognized in the financial statements:

	Committed assets				Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	03.31.2025	12.31.2024
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	4,390,583	6,648,889
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	83,169,901	80,036,491
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	190,740,608	188,083,737
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	122,380,305	116,943,181
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,520,969	1,407,340
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	543,675	576,829
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	4,222	4,414

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

At the closing date of these financial statements, the Company maintains all of its debt obligations denominated in fixed rates in order to avoid fluctuations in financial expenses resulting from an increase in interest rates.

The Company's indebtedness corresponds to six bonds in the Chilean local market at fixed rates, which currently have an outstanding balance of UF14.09 million denominated in Unidades de Fomento ("UF"), a debt indexed to inflation in Chile (the Company's sales are correlated to the variation of the UF). Of the total bonds, five are redenominated through derivatives to Chilean Pesos (CLP) in their rate and notional value, maintaining the structure of the bond.

On the other hand, the Company has incurred debt obligations in the international market through a 144A/RegS bond issued in the US at a fixed rate in US dollars for an amount of USD 300 million, of this amount USD 150 Million have been redenominated through derivatives to Chilean pesos indexed to inflation (UF) and USD 150 million have been redenominated through derivatives to Chilean pesos (CLP) in their rate and nominal amount, while preserving the bond’s structure. Furthermore, in September 2023, a bond was issued in the Swiss market for an amount of CHF 170 million at a fixed rate in Swiss francs. Through derivatives, this bond's rate and nominal amount have been redenominated to Brazilian reals (BRL) while preserving the bond's structure.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a broad client base of more than 272 thousand clients, implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of the same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis,

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales,

b)	Financial investment.

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal to or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

a)            Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

The Company evaluates the fluctuations of the currencies used in the Operations (local currencies) with respect to the presentation currency of the financial statements through a sensitivity analysis on total assets, total liabilities and net equity in local currency.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Real closing exchange rate variation March 2025 vs. December 2024	-4,4%	3,1%	-8,1%	-6,3%

	Brazil	Argentina	Paraguay
	ThCh$	ThCh$	ThCh$
Total assets	941,864,114	523,615,156	368,840,600
Total liabilities	575,768,551	180,275,679	62,159,330
Net investment	366,095,563	343,339,477	306,681,270
Share on income	26.5%	26.3%	8.7%

	BRL/CLP	ARS/CLP	PGY/CLP
Impact of a -10% variation in the March 2025 exchange rate:
vs. FX rate at the closing of March 2025	-10.0%	-10.0%	-10.0%
vs. FX rate at the closing of December 2024	-8.3%	-16.4%	-16.4%

	ThCh$	ThCh$	ThCh$
Variation impact on results	(2,141,444)	(2,041,822)	(1,707,414)
Variation impact on equity	(40,733,696)	(31,212,680)	(33,035,423)

The scenario presented illustrates exchange rate sensitivity, considering a 10% decrease in the actual exchange rates as of the reporting date. This analysis demonstrates how the conversion of local currencies to the Group's presentation currency would affect the results and equity of the various Operations.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to the risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

		Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	-	-	-	-	-
Bonds payable	24,810,015	12,091,306	5,303,740	5,303,740	1,038,320,005
Lease obligations	-	5,940,086	5,651,923	5,296,758	3,378,725
Contractual obligations (1)	131,133,549	49,258,004	33,629,766	17,427,801	-
Total	155,943,564	67,289,396	44,585,429	28,028,299	1,041,698,730

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2025	01.01.2024
Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Direct production costs	(436,761,290)	(399,440,903)
Payroll and employee benefits	(122,347,274)	(115,430,059)
Transportation and distribution	(84,290,201)	(60,930,400)
Advertisement	(16,013,782)	(12,386,646)
Depreciation and amortization	(39,235,887)	(35,816,660)
Repairs and maintenance	(2,985,015)	(12,953,739)
Other expenses	(53,732,109)	(43,083,658)
Total (1)	(755,365,558)	(680,042,065)

(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2025	01.01.2024
Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	137,053	107,662
Others	153,003	249,423
Total	290,056	357,085

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2025	01.01.2024
Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Contingencies and non-operating fees (1)	318,499	(5,716,299)
Tax on bank debits	(2,399,896)	(1,737,476)
Write-offs, disposals and loss on sale of property, plant and equipment	(736,288)	(198,470)
Others	(131,026)	(1,689,624)
Total	(2,948,711)	(9,341,869)

(1)	Includes tax provision reversal in Rio de Janeiro Refrescos S.A. for an amount of ThCh$ 3,680,094.

28 – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)	Financial income

	01.01.2025	01.01.2024
Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Interest income	1,959,733	8,872,295
Ipiranga purchase warranty restatement	97,303	12,987
Other financial income (1)	1,666,246	(4,926,492)
Total	3,723,282	3,958,790

(1)	Includes lower income of ThCh$ 5,968,742 (loss) from valuation of instruments (BOPREAL).

b)	Financial expenses

	01.01.2025	01.01.2024
Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Bond interest	(13,974,015)	(13,091,405)
Bank loan interest	(1,019,847)	(78,738)
Lease interest	(718,068)	(819,505)
Other financial costs	(1,736,978)	(1,571,761)
Total	(17,448,908)	(15,561,409)

29 – EXCHANGE DIFFERENCE

Exchange differences are detailed as follows:

	01.01.2025	01.01.2024
Description	03.31.2025	03.31.2024
	ThCh$	ThCh$
Generated by suppliers	(770,696)	(1,848,025)
Generated by financial assets	219,328	1,601,681
Generated by financial liabilities	(235,857)	383,129
Other	(111,068)	(444,266)
Total	(898,293)	(307,481)

30 - LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	03.31.2025	12.31.2024
	ThCh$	ThCh$
Cash and cash equivalents	208,478,139	248,899,004
USD	7,642,983	14,817,741
EUR	520,643	234,718
CLP	113,883,478	140,155,381
BRL	32,389,084	48,540,084
ARS	5,953,901	12,461,057
PGY	48,088,050	32,690,023

Other current financial assets	858,131	76,586,583
CLP	317,534	73,865,057
BRL	49,042	2,553,727
ARS	403,595	57,786
PGY	87,960	110,013

Other current non-financial assets	29,942,194	27,260,507
USD	3,614,685	3,195,150
EUR	14,582	213,862
UF	1,365,148	1,024,253
CLP	5,272,501	5,389,357
BRL	3,841,538	2,451,721
ARS	4,058,739	10,110,029
PGY	11,775,001	4,876,135

Trade and other accounts receivable	272,194,551	332,831,088
USD	4,948,582	5,617,644
EUR	-	-
UF	-	-
CLP	148,556,424	177,104,333
BRL	79,881,775	87,509,718
ARS	31,854,824	50,035,902
PGY	6,952,946	12,563,491

Accounts receivable from related entities	10,093,309	9,901,543
USD	-	-
CLP	10,093,309	9,901,543
BRL	-	-
ARS	-	-
PGY	-	-

Inventory	308,803,672	299,970,909
CLP	109,038,753	106,986,666
BRL	78,226,117	73,721,137
ARS	99,089,976	95,970,869
PGY	22,448,826	23,292,237

Current tax assets	21,163,034	17,746,106
USD	3,144,914	-
CLP	5,086,216	7,749,543
BRL	12,931,904	9,851,901
ARS	-	144,662

Total current assets	851,533,030	1,013,195,740
USD	19,351,164	23,630,536
EUR	535,225	448,580
UF	1,365,148	1,024,253
CLP	392,248,215	521,151,879
BRL	207,319,460	224,628,288
ARS	141,361,035	168,780,305
PGY	89,352,783	73,531,899

NON-CURRENT ASSETS	03.31.2025	12.31.2024
	ThCh$	ThCh$
Other non-current financial assets	161,703,964	169,420,303
USD	26,590,838	24,195,386
UF	1,216,865	1,216,865
CLP	67,002,533	62,774,079
BRL	45,331,931	59,298,394
ARS	21,561,797	21,935,579

Other non-financial, non-current assets	81,295,519	79,746,695
USD	-	-
UF	436,574	431,216
CLP	47,532	47,530
BRL	76,750,098	74,983,744
ARS	2,326,073	2,415,012
PGY	1,735,242	1,869,193

Accounts receivable, non-current	309,350	335,723
UF	-	-
CLP	199,929	212,749
ARS	6,653	9,008
PGY	102,768	113,966

Non-current accounts receivable from related entities	275,006	292,931
CLP	275,006	292,931

Investments accounted for using the equity method	88,045,213	85,192,710
CLP	47,264,009	46,683,997
BRL	40,781,204	38,508,713

Intangible assets other than goodwill	686,621,686	693,383,630
USD	3,959,421	3,959,421
CLP	319,181,154	318,673,224
BRL	178,266,594	172,991,812
ARS	8,448,341	9,074,686
PGY	176,766,176	188,684,487

Goodwill	145,144,730	144,681,420
CLP	9,523,766	9,523,767
BRL	66,702,958	64,670,541
ARS	61,422,994	62,487,785
PGY	7,495,012	7,999,327

Property, plant and equipment	1,096,783,473	1,097,773,572
EUR	15,144	-
CLP	-	-
BRL	398,234,107	394,341,668
ARS	326,711,868	318,245,367
PGY	286,124,490	291,160,305
	85,697,864	94,026,232
Deferred tax assets
CLP	7,132,978	7,081,549
PGY	5,225,872	5,028,479
	1,907,106	2,053,070
Total non-current assets
USD	2,267,311,919	2,277,908,533
EUR	30,565,403	28,154,807
UF	-	-
CLP	1,653,439	1,648,081
BRL	846,953,908	837,578,424
ARS	734,544,653	728,698,571
PGY	379,890,348	387,082,375
	273,704,168	294,746,275

	03.31.2025			12.31.2024
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, current	85,342,426	11,353,392	96,695,818	47,596,941	62,733,519	110,330,460
USD	2,502,062	876,563	3,378,625	4,527,746	2,823,324	7,351,070
EUR	38,610	121,294	159,904	37,902	119,070	156,972
UF	21,530,236	5,973,333	27,503,569	6,635,279	27,455,884	34,091,163
CLP	49,411,533	-	49,411,533	202,438	28,032,817	28,235,255
BRL	2,199,778	2,577,084	4,776,862	824,103	2,471,938	3,296,041
ARS	7,530,457	143,648	7,674,105	34,452,772	140,384	34,593,156
PGY	5,410	1,661,470	1,666,880	17,523	1,690,102	1,707,625
CHF	2,124,340	-	2,124,340	899,178	-	899,178

Trade and other accounts payable, current	382,830,892	1,927,878	384,758,770	449,856,870	7,217,773	457,074,643
USD	17,340,244	136,700	17,476,944	18,947,509	349,038	19,296,547
EUR	1,050,363	21,936	1,072,299	5,524,760	53,061	5,577,821
UF	1,616,045	17,887	1,633,932	1,860,276	-	1,860,276
CLP	144,038,738	1,751,355	145,790,093	167,135,196	6,815,674	173,950,870
BRL	129,091,482	-	129,091,482	144,438,439	-	144,438,439
ARS	71,523,483	-	71,523,483	67,851,883	-	67,851,883
PGY	16,144,860	-	16,144,860	42,129,433	-	42,129,433
Other currencies	2,025,677	-	2,025,677	1,969,374	-	1,969,374

Accounts payable to related entities, current	101,686,508	-	101,686,508	94,376,420	-	94,376,420
CLP	51,392,890	-	51,392,890	47,188,912	-	47,188,912
BRL	33,350,889	-	33,350,889	28,548,564	-	28,548,564
ARS	6,059,470	-	6,059,470	7,542,033	-	7,542,033
PGY	10,883,259	-	10,883,259	11,096,911	-	11,096,911

Other current provisions	1,248,963	46,389	1,295,352	422,985	1,099,441	1,522,426
CLP	1,248,963	-	1,248,963	422,985	1,049,930	1,472,915
PGY	-	46,389	46,389	-	49,511	49,511

Current tax liabilities	33,765,592	4,161,795	37,927,387	10,155,528	18,213,748	28,369,276
CLP	5,620,175	-	5,620,175	4,106,948	-	4,106,948
BRL	6,620,829	-	6,620,829	6,048,580	-	6,048,580
ARS	21,524,588	943,679	22,468,267	-	16,898,437	16,898,437
PGY	-	3,218,116	3,218,116	-	1,315,311	1,315,311

Current provisions for employee benefits	36,143,542	2,776,288	38,919,830	59,703,271	12,663,916	72,367,187
CLP	9,946,217	577,177	10,523,394	7,223,078	10,676,695	17,899,773
BRL	14,561,434	-	14,561,434	30,162,575	-	30,162,575
ARS	11,635,891	693,330	12,329,221	22,317,618	-	22,317,618
PGY	-	1,505,781	1,505,781	-	1,987,221	1,987,221

Other non-current non-financial liabilities	1,682,461	262,288	1,944,749	101,155,626	40,947,956	142,103,582
CLP	1,678,800	-	1,678,800	101,151,643	40,668,020	14,1819,663
ARS	3,661	-	3,661	3,983	-	3,983
PGY	-	262,288	262,288	-	279,936	279,936

Total current liabilities	642,700,383	20,528,031	663,228,414	763,267,641	142,876,353	906,143,994
USD	19,842,305	1,013,263	20,855,568	23,475,255	3,172,362	26,647,617
EUR	1,088,973	143,230	1,232,203	5,562,662	172,131	5,734,793
UF	23,121,603	5,991,220	29,112,823	8,495,555	27,455,884	35,951,439
CLP	263,361,995	2,328,533	265,690,528	327,431,200	87,243,136	414,674,336
BRL	185,824,411	2,577,084	188,401,495	210,022,261	2,471,938	212,494,199
ARS	118,277,550	1,780,657	120,058,207	132,168,289	17,038,821	149,207,110
PGY	27,033,529	6,694,044	33,727,573	53,243,867	5,322,081	58,565,948
CHF	2,124,340	-	2,124,340	899,178	-	899,178
Other currencies	2,025,677	-	2,025,677	1,969,374	-	1,969,374

	03.31.2025				12.31.2024
NON-CURRENT LIABILITIES	More than 1 year up to 3 years	More than 3 and up to 5 years	More than 5 years	Total	More than 1 year up to 3 years	More than 3 and up to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, non-current	1,064,839,317	7,332,052	1,535,580	1,073,706,949	1,056,609,706	8,011,840	1921701	1,066,543,247
USD	298,033,693	1,556,823	901,492	300,492,008	310,800,461	1,719,561	1056841	313,576,863
EUR	175,287	633,678	166,142	975,107	172,072	622,056	226879	1,021,007
UF	532,397,610	1,465,835	-	533,863,445	528,074,358	1,598,112	-	529,672,470
CLP	46,572,765	-	-	46,572,765	26,303,149	-	-	26,303,149
BRL	5,627,307	3,675,716	467,946	9,770,969	5,580,210	4,072,111	637981	10,290,302
ARS	203,084	-	-	203,084	15,078	-	-	15,078
CHF	181,829,571	-	-	181,829,571	185,664,378	-	-	185,664,378

Accounts payable, non-current	2,382,729	-	-	2,382,729	2,534,837	-	-	2,534,837
CLP	2,371,636	-	-	2,371,636	2,523,733	-	-	2,523,733
ARS	11,093	-	-	11,093	11,104	-	-	11,104

Accounts payable related companies	255,489	-	-	255,489	380,465	-	-	380,465
BRL	255,489	-	-	255,489	380,465	-	-	380,465

Other provisions, non-current	52,050,830	-	-	52,050,830	53,723,373	-	-	53,723,373
BRL	51,341,506	-	-	51,341,506	53,001,124	-	-	53,001,124
ARS	709,324	-	-	709,324	722,249	-	-	722,249

Deferred tax liabilities	230,985,170	-	-	230,985,170	224,967,885	-	-	224,967,885
CLP	103,406,349	-	-	103,406,349	102,389,788	-	-	102,389,788
BRL	66,909,516	-	-	66,909,516	60,256,153	-	-	60,256,153
ARS	42,999,678	-	-	42,999,678	43,461,030	-	-	43,461,030
PGY	17,669,627	-	-	17,669,627	18,860,914	-	-	18,860,914

Non-current provisions for employee benefits	20.361.845	-	-	20,361,845	15,499,538	-	-	20.160.468
CLP	19,611,149	-	-	19,611,149	19,338,456	-	-	19,338,456
ARS	4,703	-	-	4,703	18,574	-	-	18,574
PGY	745,993	-	-	745,993	803,438	-	-	803,438

Other non-financial liabilities	2,912,325	-	-	2,912,325	2,252,984	-	-	2,252,984
BRL	2,912,325	-	-	2,912,325	2,252,984	-	-	2,252,984
ARS	-	-	-	-	-	-	-	-

Total non-current liabilities	1,373,787,705	7,332,052	1,535,580	1,382,655,337	1,360,629,718	8,011,840	1,921,701	1,370,563,259
USD	298,033,693	1,556,823	901,492	300,492,008	310,800,461	1,719,561	1,056,841	313,576,863
EUR	175,287	633,678	166,142	975,107	172,072	622,056	226,879	1,021,007
UF	532,397,610	1,465,835	-	533,863,445	528,074,358	1,598,112	-	529,672,470
CLP	171,961,899	-	-	171,961,899	150,555,126	-	-	150,555,126
BRL	127,046,143	3,675,716	467,946	131,189,805	121,470,936	4,072,111	637,981	126,181,028
ARS	43,927,882	-	-	43,927,882	44,228,035	-	-	44,228,035
PGY	18,415,620	-	-	18,415,620	19,664,352	-	-	19,664,352
CHF	181,829,571	-	-	181,829,571	185,664,378	-	-	185,664,378

31 – ENVIRONMENT  (NON-AUDITED)

The Company has made disbursements for industrial process improvements, industrial waste flow measurement equipment, laboratory analysis, consulting on environmental impacts and other studies.

The detail of these disbursements by country is as follows:

	2025 period		Future commitments
	Charged to	Charged to	To be charged to	To be charged to
Countries	expenses	fixed assets	expenses	fixed assets
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,496,101	433,086	4,191,301	702,511
Argentina	783,551	-	-	-
Brazil	535,493	-	-	-
Paraguay	363,967	-	-	-
Total	3,179,111	433,086	4,191,301	702,511

32 – SUBSEQUENT EVENTS

No other events have occurred subsequent to March 31, 2025, that may significantly affect the Company's consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, May 07, 2025